SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2017
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

(“Publicly-held Company”)

CNPJ/MF nº 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS´ MEETING

HELD ON JUNE 26th, 2017

I. Date, Time and Place: June 26th, 2017, at 9:00 a.m., on Praça Comte. Linneu Gomes, S/N, Portaria 3 – Prédio 07 – Board of Directors´ Meeting Room, Jardim Aeroporto, São Paulo (“Company”). II. Call Notice:  Waived, due to the attendance of all the members of the Board of Directors.  III. Attendance: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, Antonio Kandir, André Béla Jánszky, Francis James Leahy Meaney, Germán Pasquale Quiroga Vilardo, William Charles Carroll and Anna Luiza Serwy Constantino (by conference) were present, representing all the members of the Board of Directors of the Company. IV. Presiding Board: Mr. Constantino de Oliveira Junior was the chairman of the meeting, and invited me, Mrs. Graziela Galli Ferreira Barioni, to act as secretary of the meeting. V. Agenda: To pass resolutions, pursuant to article 21, letter “k,” of the Company´s Bylaws, regarding the following matters: (i) the sale of up to 1,250,000 (one million, two hundred and fifty thousand) common shares issued by Smiles S.A. (“Smiles”), to be done on the stock exchange market of São Paulo; and (ii) authorization for the Board of Executive Officers of the Company to perform all acts necessary for the fulfillment of the above mentioned resolution. VI. Resolutions: After the necessary explanations were provided, and after review of the documents pertaining to the matters hereof, the attendees approved the following by unanimous vote,  pursuant to article 21, letter “k” of the Company´s Bylaws: (i) the sale of up to, 1,250,000 (one million, two hundred and fifty thousand) common shares issued by Smiles,  all nominative and with no share value, free and clear of any liens, on the stock exchange market of São Paulo, by the minimum price of R$ 61,00 (sixty one reais) per share; and (ii) authorization for the Board of Executive Officers of the Company to perform all acts necessary for the fulfillment of the above mentioned resolution. VII. Adjournment of the Meeting and Drawing-up of the Minutes: After the floor was offered to whoever might wish to use it, and since nobody did so, the meeting was suspended for the necessary time for these minutes to be drawn-up, and upon the meeting being reopened, these minutes were read, checked, and signed by the attendees. Signatures: Chairmanship of the Meeting: Constantino de Oliveira Junior – Chairman; Graziela Galli Ferreira Barioni – Secretary. Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, Antonio Kandir, André Béla Jánszky, Francis James Leahy Meaney, Germán Pasquale Quiroga Vilardo, William Charles Carroll and Anna Luiza Serwy Constantino. I hereby certify that this is a faithful copy of the minutes that were drawn-up in the proper book.

São Paulo, June 26th, 2017.

____________________________________ Constantino de Oliveira Junior Chairman	____________________________________ Graziela Galli Ferreira Barioni Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 3, 2017

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.